SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Beazer Homes USA, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

07556Q881
(CUSIP Number)

September 17, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07556Q881	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
557 shares of Common Stock

$932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock

Call rights to purchase 50,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
557 shares of Common Stock

$932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock

Call rights to purchase 50,000 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557 shares of Common Stock

$932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock

Call rights to purchase 50,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 07556Q881	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
557 shares of Common Stock

$932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock

Call rights to purchase 50,000 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
557 shares of Common Stock

$932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock

Call rights to purchase 50,000 shares of Common Stock

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
557 shares of Common Stock

$932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock

Call rights to purchase 50,000 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 07556Q881	13G	Page 4 of 9 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Beazer Homes USA, Inc., a Delaware corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328.

Item 2 (a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:
07556Q881

CUSIP No. 07556Q881	13G	Page 5 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

CUSIP No. 07556Q881	13G	Page 6 of 9 Pages

Item 4.	OWNERSHIP.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of 557 shares of Common Stock, $932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock and call rights to purchase 50,000 shares of Common Stock held by the Highbridge Funds, and (ii) Glenn Dubin, as the Chief Executive Officer of Highbridge Capital Management, LLC, may be deemed to be the beneficial owner of the 557 shares of Common Stock, $932,200 aggregate principal amount of 7.50% Mandatory Convertible Subordinated Notes due 2013, convertible into 1,312,072 shares of Common Stock and call rights to purchase 50,000 shares of Common Stock held by the Highbridge Funds.

(b)           Percent of class:

         The percentages used herein and in the rest of this Schedule 13G are calculated based upon 24,614,826 shares of Common Stock outstanding calculated based upon dividing (i) 123,074,130 shares of Common Stock issued and outstanding as of September 4, 2012, as set forth in the Company’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2012, by (ii) five, pursuant to a 1-for-5 reverse stock split that went into effect on October 11, 2012 as set forth in the second amendment to the Company’s Registration of Certain Classes of Securities on Form 8A/A filed with the SEC on October 12, 2012.  Therefore, as of the date hereof, based on the Company’s outstanding shares of Common Stock, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 5.26% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by the Highbridge Funds.  In addition, Glenn Dubin disclaims beneficial ownership of the shares of Common Stock held by each of the Highbridge Funds.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

CUSIP No. 07556Q881	13G	Page 7 of 9 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 07556Q881	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 15, 2012

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

/s/ Glenn Dubin
GLENN DUBIN

CUSIP No. 07556Q881	13G	Page 9 of 9 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share, of Beazer Homes USA, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED:  October 15, 2012

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name: John Oliva
Title: Managing Director

/s/ Glenn Dubin
GLENN DUBIN